DIVINELY NECTAR, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2022

CONTENTS

	Page
Accountants' Review Report	3-4
Financial Statements:	
Balance Sheets	5-6
Statement of Income and Retained Earnings	7
Statement of Cash Flows	8
Notes to Financial Statements	9-13
Supplementary Information	
Schedules of Administration and General Expenses	15



JAE HOON LEE, C.P.A.
BENJAMIN BANG-GULL LEE, C.P.A.

JONG YEUN LEE, C.P.A.
EDWARD LEE, C.P.A.
MATTHEW LEE, C.P.A.
CHUNG BAE, C.P.A.

LEE & LEE
CERTIFIED PUBLIC ACCOUNTANTS

WILSHIRE FINANCIAL TOWER
3600 WILSHIRE BLVD., SUITE 1710
LOS ANGELES, CALIFORNIA 90010
(213) 386-4007 FAX (213)386-4469

MEMBERS
AMERICAN INSTITUTE
OF CERTIFIED
PUBLIC ACCOUNTANTS
AND
THE CALIFORNIA SOCIETY
OF CERTIFIED
PUBLIC ACCOUNTANTS

Independent Accountant's Review Report

To the Board of Directors
Divinely Nectar, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Divinely Nectar, Inc., which comprise of the balance sheet as of December 31, 2022, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the USA; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with SSARS promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information contained in the accompanying schedules of administrative and general expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information is the representation of management. We have performed a compilation engagement of the supplementary information in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We have not audited or reviewed the supplementary information and, accordingly, do not express an opinion, a conclusion, nor provide any form of assurance on such supplementary information.

Los Angeles, California
December 15, 2023

Divinely Nectar, Inc.
Balance Sheet
December 31, 2022

ASSET

Current Assets

Cash	$	141,296
Accounts receivable		676,648
Loan receivable-others		34,088
Prepaid expenses		304,992
Inventory		1,034,419
Total Current Assets		2,191,443

Property and Equipment

At cost		45,712
Less: accumulated depreciation		(20,338)
Net Property and Equipment		25,374
Total Assets	$	2,216,817

See the accountants' report and the notes to financial statements

Divinely Nectar, Inc.
Balance Sheet
(Continued)
December 31, 2022

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts Payable	$	612,113
Accrued Expenses		214,249
Total Current Liabilities		826,362

Long-Term Liabilities

Loan from Shareholders	724,368
Total Long-Term Liabilities	724,368
Total Liabilities	1,550,730

Stockholder's Equity

Common stock	20,000
SAFEs	4,573,412
Retained earnings	(3,927,325)
Total Stockholder's Equity	666,087
Total Liabilities and Stockholder's Equity	$ 2,216,817

See the accountants' report and the notes to financial statements

Divinely Nectar, Inc.
Statement of Income and Retained Earnings
For the Year Ended December 31, 2022

Sales, net	$ 2,457,152
Cost of Sales	2,072,735
Gross Profit	384,417
Other Income	21,085
Other Expenses	
Loss on Investment in UTI, LLC	(61,260)
Penalties and Other Charges	(87,915)
Unsellable Inventory Expense	(225,082)
Total Other Income and Expenses	(353,172)
Income Before Operating Expenses	31,245
Operating Expenses	
Salaries-Officers and Management	124,585
Advertising	508,851
Rent	456
Depreciation and Amortization	14,356
Other Administration and General expenses	2,209,492
Total Operating Expenses	2,857,740
Net Loss	(2,826,495)
Retained Earnings at January 1, 2022	(1,100,830)
Retained Earnings at December 31, 2022	$ (3,927,325)

See the accountants' report and the notes to financial statements

Divinely Nectar, Inc.
Statements of Cash Flows
Year Ended December 31, 2022
Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:

Net income (loss)	$	(2,826,495)
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Depreciation and amortization		14,356
Changes in assets and liabilities:		
Increase in accounts receivable		(512,136)
Increase in prepaid expenses		(304,992)
Decrease in inventory		31,040
Increase in accounts payable		691,103
Increase in accrued liabilities		296,178
Net Cash Provided (used) by Operating Activities		(2,610,946)

Cash Flows from Investing Activities:

Loan to others	(34,088)
Proceed of loan from shareholders	220,539
Net Cash Provided (used) by Investing Activities	186,451

Cash Flows from Financing Activities:

Proceed of loan from others	100,000
Proceed of additional paid in capital-SAFEs	2,144,153
Net Cash Provided (used) by Financing Activities	2,244,153

Net Increase (decrease) in Cash and Cash Equivalents		(180,342)
Cash and Cash Equivalents at January 1, 2022		321,638
Cash and Cash Equivalents at December 31, 2022	$	141,296

See the Accountants' report and the notes to financial statements

8

Divinely Nectar, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2022

1. The Company

Divinely Nectar, Inc. (the Company) was incorporated in the state of Delaware on March 22, 2021 and began operation shortly after its inception. The Company is a hard seltzer supplier that launched the first Asian-inspired hard seltzer. Through aggressive social media marketing, the Company quickly achieved success in promoting a set of Asian fruit flavors unavailable elsewhere, and expanded into markets across the nation, including New York, California, Hawaii, Texas and Washington. The Company has also begun to supply its products to top-tier retailers such as BevMo!, Total Wine, Target, Whole Foods, Safeway, Ralphs and Wal-Mart.

2. Summary of Significant Accounting Policies

The summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. A summary of significant accounting policies is outlined below:

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of standard cost (which approximates cost determined on a first in, first out basis) or market, comprised primarily of finished goods and raw materials.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and collection is reasonably assured. Revenues are generally recognized upon shipment of a sale.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost. Major renewals and improvements are capitalized and charged to expense through depreciation charges. Repairs and maintenance are charged as an expense as incurred. Depreciation is computed using the straight line method based on the following estimated useful lives. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts, and the resulting gains or losses are reported in the statement of income and retained earnings.

	Years
Furniture and fixtures	5-7
Machinery and equipment	5-7
Leasehold improvement	15

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

2. Summary of Significant Accounting Policies (continued)

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2022. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California

3. Risks and Uncertainties

The Company has a limited operating history, and its business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuation s in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

4. Property and Equipment

Property and equipment are summarized by major classifications as follows:

	Dec 31, 2022
Business Van	$ 42,096
Office Equipment	3,616
	45,712
Less accumulated depreciation	(20,338)
	$ 25,374

5. Related Party Transactions

The Company has loan payable to Lucky Day, LLC in the amount of $620,255 as of 12/31/2022. Lucky Day, LLC is a related entity in which John Dalsey, a shareholder of the Company is the sole member of Lucky Day, LLC.

The Company also had a loan payable to Robert Dalsey in the amount of $100,000 and has a payable to Jeremy Kim in the amount of $4,113 at December 31, 2022. Robert Dalsey and Jeremy Kim are also shareholders of the Company.

The Company also had a loan receivable from UTI, LLC., in the amount of $34,088. UTI, LLC., is a podcast that creates content to promote the Divinely Nectar brand, and the Company owns 70 % ownership interest of UTI, LLC.

6. Common Stock

Under the articles of incorporation, the total number of shares of stock which this corporation is authorized to issue is 6,196,400 shares of common stock having a par value of $0.01 per share("Common Stock") of which 4,196,400 are designated as voting common stock and 2,000,000 are designated as non-voting common stock. The rights, preferences, powers, privileges and the restrictions, qualifications and limitations of the non-voting common stock are identical with those of the voting common stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the voting common stock and non-voting common stock shall together constitute a single class of shares of the capital stock of the corporation.

7. SAFE Notes

The Company issued Simple Agreement for Future Equity ("SAFE") notes to investors as of December 31, 2022. The SAFE notes provide the investors the right to certain shares of the Company's capital stock upon an equity financing. The Company determined that the SAFE notes are not a legal form debt (i.e., no creditors' rights). The SAFE notes include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price, the occurrence of which is outside the control of the Company.

8. Subsequent Events.

Management has evaluated subsequent events through December 15, 2023 the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Divinely Nectar, Inc.
Schedules of Administrative and General Expenses
For the Year Ended December 31, 2022

	December 31, 2022
Automobile Expense	$ 59,030
Bad Debts	17,420
Bank and Credit Card Charge Fee	25,671
Computer and Software Expense	52,808
Consulting Services	157,376
Contractors	124,314
Dues and subscriptions	5,151
Employee Benefits	10,256
Insurance	72,325
Interest	7,057
Legal and professional	238,562
Moving expense	9,064
Misc. Expense	22,346
Payroll Processing	7,060
Recycling	8,309
Reimbursements (Employee)	65,604
Repairs and Maintenance	522
Research and Development	189,385
Salary and Wages	589,519
Shipping, Freight and Delivery	169,430
Storage	4,328
Supplies	61,371
Taxes and licenses	4,510
Taxes - Payroll	61,108
Telephone and Internet Services	971
Travel	104,396
Warehouse Expense	141,599
Total Administrative and General Expenses	$ 2,209,492